Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

August 16, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 16, 2024 The Nasdaq Stock Market (the "Exchange") received from Campbell Soup Company (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Capital Stock, par value $.0375 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,